August 30, 2010

Attn: Mr. Patrick Kuhn, U.S. Securities and Exchange Commission

Recipient fax number: (703) 813-6967

Total number of pages: 5

RE: Form 8-K Filed August 16, 2010

Patrick:

Per your letter dated August 26, 2010 (copy follows), Speedus Corp. has prepared an amended version of its August 16, 2010 Form 8-K. A copy of the amended version of the 8-K also follows. I would appreciate any comments that you might have on the amended version prior to our filing, which we are planning to conduct by the end of the business day tomorrow (August 31, 2010).

In addition, Speedus Corp. acknowledges that:
•	Speedus Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Speedus Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John A. Kallassy
John A. Kallassy
CFO
Speedus Corp,
Tel: 888-773-3669 (Ext. 22)

1 Dag Hammarskjold Blvd., Freehold, NJ 07728 www.speedus.com

ITEM 4.01. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 16, 2010, Speedus Corp. (the “Company”) was notified that Amper, Politziner and Mattia, LLP (“Amper”), an independent registered public accounting firm, combined its practice with that of Eisner LLP (“Eisner”), and the name of the combined practice operates under the name EisnerAmper LLP.  The Audit Committee of the Company’s Board of Directors has engaged EisnerAmper LLP to serve as the Company’s new independent registered public accounting firm.

During the Company’s last two fiscal years ended December 31, 2009 and 2008 and through the date of the Current Report on Form 8-K, the Company did not consult with Eisner regarding any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The audit reports of Amper on the (consolidated) financial statements of the Company as of and for the years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles. The reports of Amper on the Company’s consolidated financial statements as of and for the years ended December 31, 2009 and 2008 contained an explanatory paragraph which noted that there was substantial doubt as to the Company’s ability to continue as a going concern.

In connection with the audit of the Company’s consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 and through the date of this Current Report on Form 8-K, there were (i) no disagreements between the Company and Amper on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Amper, would have caused Amper to make reference to the subject matter of the disagreement in their report on the Company’s financial statements for such year or for any reporting period since the Company’s last fiscal year end and (ii) no reportable events within the meaning set forth in item 304(a)(1)(v) of Regulation S-K.

The Company has provided Amper a copy of the disclosures in this Form 8-K and has requested that Amper furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Amper agrees with the Company’s statements in this Item 4.01.  A copy of the letter dated August 31, 2010 furnished by Amper in response to that request is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits.

16.1	Letter from independent registered public accounting firm

 1 Dag Hammarskjold Blvd., Freehold, NJ 07728 www.speedus.com